MEDOVEX CORP
3279 HARDEE AVENUE
ATLANTA, GA 30341

January 8, 2015

United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Martin James

Re:	Medovex Corp.
Form 10-K for the Fiscal Year ended December 31, 2014 Filed March 31, 2015
Form 10-Q for the Quarterly Period ended September 30, 2015 Filed November 13, 2015
Amendment No. 1 to Form 8-K dated June 10, 2015 Filed June 12, 2015
File No. 001-36763

Dear Mr. James:

We are responding to your comment letter dated December 1, 2015.  The responses are numbered to coincide with the numbers in your comment.

1.      You disclose that management concluded that your disclosure controls and procedures were effective. However, in the second paragraph on page 32 you disclose that management concluded that a material weakness existed in internal control over financial reporting and your disclosure controls. Please tell us how management was nonetheless able to conclude that disclosure controls and procedures were effective in spite of the material weakness noted in your disclosure controls.

Response:

In the 10-K/A being filed concurrently herewith, we have revised the disclosure to indicate that our disclosure controls and procedures are not effective in light of the noted deficiencies.  We have also revised the applicable risk factor.

2.      We note that you performed an assessment of your internal control over financial reporting as of December 31, 2014. However, you did not disclose your management’s conclusion on the effectiveness of your internal control over financial reporting as of that date. Please amend the filing to include that disclosure. Please note the guidance in Item 308(a)(3) of Regulation S-K which states that management is not permitted to conclude that a registrant’s internal control over financial reporting is effective if there are one or more material weaknesses identified.

Response:

We have amended the 10-K to include disclosure as to Management’s conclusion on the effectiveness of our internal control over financial reporting as of December 31, 2014.

3.      In the requested amendment, please revise the section to disclose whether you used the 2013 or 1992 version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control-Integrated Framework. Refer to Item 308(a)(2) of Regulation S-K.

Response:

We have added disclosure in the 10K/A to disclose that we used the 2013 version.

4.      We note that you completed the Streamline, Inc. acquisition as of March 29, 2015 and that you recorded $10.1 million related to a patent. Please explain to us how you determined the fair value of this patent on the date of acquisition and how you are planning on accounting for this intangible asset on an on-going basis. Refer to the guidance in ASC 350 and 805.

Response:

We used an independent valuation expert to determine the fair value of the purchase price on the date of acquisition.  As per Note 2 “Business Combinations” of our financial statements for the 10-Q’s for the first three (3) fiscal quarters of 2015, we indicated that “this preliminary purchase price allocation is subject to material change pending the completion of the valuation of the assets and liabilities assumed.  The Company expects the purchase price allocation to be finalized no later than within one year of the acquisition date”. We believe that this is consistent with the guidance in ASC 805.  On an ongoing basis, we plan on doing an annual analysis to determine any impairment of the value of this intangible asset.

5.      Please amend to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 4 of Form 10-Q and Item 307 of Regulation S-K. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015.

Response:

We have amended the disclosure in our Form 10-Q’s for the quarters ended March 31, June 30 and September 30 to add the requested disclosure.

6.      You disclose that you performed an assessment of your internal control over financial reporting as of September 30, 2015. The requirement for management to assess internal control over financial reporting is only an annual requirement under Item 308 of Regulation S-K. If you performed an assessment and intended to provide the disclosures required by Item 308(a) of Regulation S-K, please amend the filing to also provide management’s conclusion on the effectiveness of your internal control over financial reporting as of September 30, 2015.  Otherwise, please amend the filing to remove the disclosures relating to the evaluation of internal control over financial reporting as of September 30, 2015. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015.

Response:

We apologize for the misstatement.  Management did not perform an assessment of our internal control over financial reporting at the end of each quarter as it was not required to do so.  We have revised the disclosure in each of the amended Form 10-Q’s.

7.      We note that your certifications refer to the Form 10-Q for the quarter ended June 30, 2015. While we note the abbreviated amendment filed on November 20, 2015, please file an amendment to your Form 10-Q for the period ended September 30, 2015 that includes the entire filing together with certifications that refer to the proper period.

Response:

The Amended 10-Q for the quarter ended September 30, 2015 contains certifications that have been corrected to refer to the period ended September 30, 2015.

8.      Please amend to include the pro forma financial information required by Item 9.01(b) of Form 8-K and Rule 8-05 of Regulation S-K.

Response:

We are in the process of completing the necessary accounting schedules that will be included with the information we file as an amendment to the Form 8-K which discloses the pro forma financial information required by Item 9.01(b) of Form 8-K and Rule 8-05 of Regulations S-K as soon as it is available which we expect will be completed in the next 10 days.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

Attached to this response letter, please find a letter signed by the Company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please feel free to contact us.  Thank you for your cooperation in extending our deadline during the holidays.

Sincerely, \s\ Jarrett Gorlin Jarrett Gorlin, CEO

cc:  Arthur S. Marcus, Esq.

MEDOVEX CORP
3279 HARDEE AVENUE
ATLANTA, GA 30341

January 8, 2015

United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Martin James

Re:
Medovex Corp.
Form 10-K for the Fiscal Year ended December 31, 2014
Filed March 31, 2015
Form 10-Q for the Quarterly Period ended September 30, 2015 Filed November 13, 2015
Amendment No. 1 to Form 8-K dated June 10, 2015 Filed June 12, 2015
File No. 001-36763

Dear Mr. James:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please feel free to contact us.  Thank you for your cooperation in extending our deadline during the holidays.

Sincerely,

\s\ Jarrett Gorlin
Jarrett Gorlin, CEO

cc:  Arthur S. Marcus, Esq.